June 7, 2017

Mr. Corey Jennings

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

Re:	The Korea Development Bank
The Republic of Korea
Registration Statement under Schedule B
File No. 333-217914
Filed May 12, 2017

Dear Mr. Jennings:

On behalf of our clients, The Korea Development Bank (“KDB”) and The Republic of Korea (the “Republic” and, together with KDB, the “Registrants”), we set forth below the Registrants’ responses to your letter, dated June 5, 2017, containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrants’ registration statement under Schedule B (File No. 333-217914) (the “Registration Statement”) filed with the Commission on May 12, 2017. For your convenience, we have reproduced below the Staff’s comments and have provided the Registrants’ responses immediately below each of the comments.

With this letter, the Registrants are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.

Mr. Corey Jennings

June 7, 2017

General

1.	To the extent possible, please update all statistics and information in the registration statement, including financial information, to provide the most recent data. Additionally, please ensure that you include a discussion of any material trends for your shareholders, whether individually or collectively, that may affect your business or operations. We note, for example, the following:

•	the current status of the debt whose maturity date has passed listed under “Tables and Supplementary Information, page 27”;

•	the 2016 data in the charts beginning on page 163 that is referenced as preliminary;

•	your discussion under “Worldwide Economic and Financial Difficulties, page 163,” which should also reflect 2016 data and information; and

•	the exclusion of 2016 data for charts and information discussed between pages 197 and 201.

In response to the Staff’s comment, the Registrants have updated all data to the extent available, including those relating to GDP on page 170, inflation and unemployment on page 176, the Korea Composite Stock Price Index on page 182, exchange rate on pages 186 and 187, current account surplus on page 188, trade surplus on page 192, foreign currency reserve on page 195 and debt tables from page 198 to page 202. The Registrants also reflected 2016 data and information under the heading “World Economics and Financial Difficulties” on page 164.

Regarding the current status of the debt whose maturity date has passed, the Registrants have added disclosure on pages 27 and 30 that such debt was repaid on May 4, 2017.

Please note that certain of the 2016 data, including GDP growth, external liabilities and fiscal balance, are still preliminary. The Registrants expect the final figures to be available in the third quarter of 2017.

2.	Please be advised that the Office of Global Security Risk in the Division of Corporation Finance is reviewing the filing, and may have further comment.

The Staff’s comment is respectfully noted.

Overview, page 5

3.	We note your disclosure that the Korean government has the power to dismiss the Chairman, CEO, Board, and auditor of the Korea Development Bank. Please include discussion of any dismissal and replacement timelines and procedures, as well as any previous actions related to the exercise of that power.

In response to the Staff’s comment, the Registrants have added additional disclosure on page 5.

Mr. Corey Jennings

June 7, 2017

Overview, page 6

4.	We note your indication that you are expanding your retail banking operations. Please expand your disclosure to include information on how the consumer credit debt load in the Republic of Korea will impact the bank’s expansion and provide information about expected growth in this sector.

In 2009, the Government planned to privatize KDB and amended the KDB Act, which included the expansion of KDB’s operation scope to enable it to engage in commercial banking activities. However, the Government subsequently changed its policy and decided to halt KDB’s privatization and consolidate and strengthen KDB’s public financing role, utilizing KDB’s rich experience and expertise in public policy financing. Accordingly, KDB’s retail banking operations have not been expanded as KDB has been focusing on its public policy financing operations. The Registrants have added the relevant disclosure on page 6 to clarify this change.

Selected Financial Statement Data, page 10

5.	We note your disclosure that the financial restatements of Daewoo Shipbuilding & Marine Engineering Co., Ltd. occurred due to an error in estimating construction costs which decreased your assets by ~~W~~175.5 billion. Here or elsewhere, include discussion of your current exposure to Daewoo and any steps taken to prevent any future errors.

In response to the Staff’s comment, the Registrants have added additional disclosure on pages 10 and 11.

Internal Debt of KDB, page 32

6.	Please include discussion of what constitutes the category “Others” under “Borrowings” in the chart provided.

In response to the Staff’s comment, the Registrants have added additional disclosure on page 32.

Separate Statements of Cash Flows, page 39

7.	We note that you disclose net cash used in operating activities, with a net loss of ~~W~~6,099,905 in 2016 which increased from ~~W~~1,156,348 in 2015. Please discuss the reasons for this increase.

In response to the Staff’s comment, the Registrants have added additional disclosure on pages 12 and 13.

Mr. Corey Jennings

June 7, 2017

Political History, page 158

8.	We note your disclosure on page 160 regarding the investigations of large businesses and members of their senior management for bribery, embezzlement and other possible misconduct. Here or elsewhere, please include discussion of the extent of Korea’s and the Korea Development Bank’s actual or prospective exposure to such businesses.

In response to the Staff’s comment, the Registrants have added additional disclosure on page 160.

Relations with North Korea, page 162

9.	Please revise your disclosure to include discussion of recent missile testing by North Korea, including any material impact on your operations.

In response to the Staff’s comment, the Registrants have added additional disclosure on page 162.

The Economy, page 163

10.	Here or elsewhere, to the extent practicable, include discussion of any current or pending changes to be put in place by President Moon Jae-in. We note, for example, news articles regarding chaebols and North Korea diplomacy.

In response to the Staff’s comment, the Registrants have added additional disclosure on page 160.

Banking Industry, page 179

11.	Please include discussion of the amount of loans that the Republic guarantees for the banks included under this heading, including any trends in the amount of such loans.

Please note that the Republic has not provided any guarantees to such specialized banks listed on page 179. For more detailed information about the Government’s guarantees, please refer to “Internal Guaranteed Debt of the Government” on page 202.

Jurisdiction and Consent to Service, page 209

12.	Please make clear your reference to the “certain conditions” to be met regarding enforceability, in either original actions or actions for the enforcement of U.S. judgments.

In response to the Staff’s comment, the Registrants have added additional disclosure on page 210.

Mr. Corey Jennings

June 7, 2017

Exhibit M-2: Opinion of Kim & Chang

13.	We note that counsel has indicated that the opinion is not to be relied upon by any other person and is “solely” for the benefit of the registrants. Investors are entitled to rely on the opinion you file. Please file a revised opinion that does not contain this disclaimer.

In response to the Staff’s comment, the Korean counsel’s legal opinion has been revised.

Closing Comment

We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

The Staff’s comment is respectfully noted.

*        *        *         *        *        *        *

We sincerely hope that the Registrants’ responses above adequately address the Staff’s comments. On behalf of our clients, we thank the Staff for its assistance to date and look forward to its continued assistance. If the Staff has any questions concerning this letter or Amendment No. 1 or requires any further information, please do not hesitate to contact the undersigned by telephone at +822-6353-8020, by fax at +822-6353-8099 or by e-mail at jhan@cgsh.com or Hongki Moon by telephone at +822-6353-8006, by fax at +822-6353-8099 or by e-mail at hmoon@cgsh.com.

Very truly yours,

/s/ Jinduk Han
Jinduk Han

cc:	Nak Joo Seong, The Korea Development Bank
Young Eun Ban, The Korea Development Bank
Seong-wook Kim, The Republic of Korea